UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2021

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Genius Sports Limited

Equity Offering

On June 8, 2021, Genius Sports Limited (“Genius Sports” or the “Company”) issued a press release announcing the launch of an underwritten public offering (the “Offering”) of 20,000,000 ordinary shares, consisting of 12,000,000 shares being offered by Genius Sports and 8,000,000 shares being offered by certain of its shareholders (the “Selling Shareholders”). On June 9, 2021, Genius Sports issued a press release announcing the upsizing and pricing of the Offering of 22,000,000 ordinary shares, consisting of 13,000,000 shares being offered by Genius Sports and 9,000,000 shares being offered by the Selling Shareholders, in each case, at the public offering price of $19.00 per share, for a total offering size of $418 million. Genius Sports granted the underwriters a 30-day option to purchase up to an additional 3,300,000 shares. Copies of the press releases announcing the launch and pricing of the Offering are attached hereto as Exhibit 99.1 and 99.2, respectively.

On June 14, 2021, Genius Sports closed the Offering. Genius Sports did not receive any proceeds from the sale of ordinary shares offered by the Selling Shareholders. Genius Sports intends to use the net proceeds it receives from the offering for general corporate purposes.

Acquisition of Second Spectrum

As previously reported, on May 6, 2021, Genius Sports, Genius Sports SS Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Genius (“NewCo”), Stadium Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Genius (“Merger Sub I”), Genius Sports SS, LLC, a Delaware limited liability company and a wholly owned subsidiary of NewCo (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Second Spectrum, Inc., a Delaware corporation (“Second Spectrum”), and Fortis Advisors, LLC, a Delaware limited liability company, in its capacity as the Securityholders’ Agent, entered into an Agreement and Plan of Merger (the “Merger Agreement”).

On June 15, 2021, Genius consummated the transactions contemplated by the Merger Agreement and, pursuant to the terms and conditions of the Merger Agreement, (i) Merger Sub I merged with and into Second Spectrum (the “First Merger”), with Second Spectrum continuing as the surviving corporation and (ii) immediately following the First Merger, Second Spectrum (as the surviving corporation in the First Merger) merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of NewCo. The aggregate purchase price paid to the securityholders of Second Spectrum was $200.0 million, subject to customary holdbacks and adjustments. In addition, at closing, a portion of the purchase price was deposited into two escrow accounts to secure potential post-closing obligations of the securityholders of Second Spectrum. The aggregate purchase price was paid in cash and shares of common stock of Genius (the “Genius Common Stock”) as set forth below:

•

Each share of common stock, par value $0.00001 per share, of Second Spectrum (“SS Common Stock”) (other than shares of SS Common Stock owned by Genius, NewCo, the Merger Subs or Second Spectrum or any direct or indirect wholly owned subsidiary of Genius or Second Spectrum) issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) was automatically cancelled and converted into the right to receive (i) the purchase price per share, satisfied 50% in cash and 50% in shares of Genius Common Stock plus (ii) an amount in cash equal to any additional merger consideration resulting from adjustments or the return of amounts deposited into the escrow accounts at closing, subject to potential proportionate adjustment to the percentages of cash and shares of Genius Common Stock in connection with a savings provision intended to preserve the qualification of the Mergers as a tax free reorganization; and

•

Each outstanding and unexercised option to purchase SS Common Stock that was vested as of the First Effective Time was cancelled and converted into the right to receive an amount in cash equal to (i) the purchase per share price less the applicable exercise price plus (ii) an amount equal to any additional merger consideration resulting from adjustments or the return of amounts deposited into the escrow accounts at closing.

Genius issued the shares of Genius Common Stock at the closing in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D. Genius has agreed to use commercially reasonable efforts to file a Registration Statement on Form F-1 covering the resale of such shares of Genius Common Stock.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: June 15, 2021	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Genius Sports Limited, dated June 8, 2021, relating to the launch of the Offering.

99.2	Press Release of Genius Sports Limited, dated June 9, 2021, relating to the pricing of the Offering.

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